Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303.863.7414 Facsimile 303.837.5810 www.newmont.com

March 23, 2006

Mr. Kevin Stertzel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0405

VIA FACSIMILE: (202) 772-9220

Re: Newmont Mining Corporation: Accounting Policy – Ore on Leach Pads

Dear Mr. Stertzel:

In response to our telephone conversation on March 16, 2006, the Staff is supplementally advised that the items in our Ore on Leach Pads accounting policy note on page 90 in our 2005 Form 10-K filed on March 2, 2006, were marked unaudited at the request of the Company’s auditors, Pricewaterhouse Coopers LLP (“PwC”), as follows:

“… At December 31, 2005 and 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $133 and $142 per ounce (unaudited), respectively. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold from a leach pad will not be known until the leaching process is complete. Based on current mine plans, the Company expects to place the last ton of ore on its current leach pads at dates ranging from 2006 to 2017 (unaudited). Including the estimated time required for residual rinsing and reclamation activities, the Company expects that its leaching operations will terminate approximately six years (unaudited) following the date that the last ore is placed on the leach pad.”

In my discussions with PwC subsequent to the Staff’s enquiry, PwC noted that the per ounce amount is calculated by using the actual costs incurred to date (as the numerator) and the estimated future gold ounces to be recovered from the heap leach pads (as the denominator).

PwC audits the numerator, which includes mining costs and applicable depreciation, depletion and amortization related to mining operations, which is included on the balance sheet as the dollar amount of Ore on Leach Pads. However, PwC does not audit the denominator as estimated future recoverable gold ounces is management’s estimate. Accordingly, the estimated cost per ounce is unaudited.

In addition, PwC does not audit the Company’s life-of-mine plans and therefore to disclose when gold will be recovered from leach pads, when the last ton of ore will be placed on the leach pads, or when leaching operations will terminate, would be an improper characterization of these amounts which are not derived from the audited financial data.

As part of PwC’s audit procedures in determining whether any net realizable value adjustment to Ore on Leach Pads is required, PwC utilizes management’s estimate of the future recoverable gold ounces, after gaining an understanding of how these are determined and reviewing these estimates for reasonableness, as part of the net realizable value calculation.

Should the Staff require further information in regard to the above, please provide your comments in writing and the Company will respond as soon as possible.

Sincerely,

/s/ Russell Ball
Russell Ball.